Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 31, 2007

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Barros

Re:	QIAGEN N.V.
Registration Statement on Form F-4
Filed on May 11, 2007
File Number 333-142868

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated May 23, 2007 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company’s Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

1.	Comment: We note the filing does not include the signature of your authorized representative in the United States. Please include this signature in an amended Form F-4. If another signatory also serves as the authorized representative in the United States, his or her signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form F-4.

Response: Roland Sackers, the Company’s Chief Financial Officer, is the Company’s Authorized Representative in the United States. His signature has been captioned as such in Amendment No. 1 to the Registration Statement of Form F-4 filed on the date hereof (“Amendment No. 1”).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | RESTON | NEW YORK | STAMFORD | LOS ANGELES | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 31, 2007

2.	Comment: Please update the financial statements and related financial information of eGene, Inc. to include financial statements through the end of March 31, 2007.

Response: The financial statements of eGene, Inc. for the quarter ended March 31, 2007 and notes thereto have been included in Amendment No. 1 beginning on page F-21.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc:	Securities and Exchange Commission

    Jeffrey P. Riedler

QIAGEN N.V.

    Roland Sackers, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

    Jonathan L. Kravetz, Esq.

    Asya S. Alexandrovich, Esq.